                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 19, 2005
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   NAME OF REPORTING PERSON                                  Charles F. Dolan,
                                                             individually and as
                                                          Trustee of the Charles
                                                           F. Dolan 2004 Grantor
                                                          Retained Annuity Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                               29,366,596
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              1,189,350
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                          29,366,596
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         1,189,350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     30,555,946

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    12.1%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 35,139,927 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                                     Helen A. Dolan

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                 00- See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                        0
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                             30,555,946
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                                   0
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                        30,555,946

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     30,555,946

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    12.1%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 35,139,927 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                                    James L. Dolan,
                                                           individually and as a
                                                             Trustee of the D.C.
                                                         James Trust and the CFD
                                                              Trust No. 6 and as
                                                          Trustee of the Marissa
                                                          Waller 1989 Trust, the
                                                        Charles Dolan 1989 Trust
                                                         and the Ryan Dolan 1989
                                                                           Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                  865,403
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              3,722,346
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                             865,403
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         3,722,346

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,587,749

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.0%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 60,270,549 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                                   Thomas C. Dolan,
                                                           individually and as a
                                                             Trustee of the D.C.
                                                        Thomas Trust and the CFD
                                                                     Trust No. 5

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                  186,754
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              3,707,834
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                             186,754
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         3,707,834

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,894,588

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.7%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 60,452,430 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                                  Patrick F. Dolan,
                                                           individually and as a
                                                             Trustee of the D.C.
                                                           Patrick Trust and the
                                                          CFD Trust No. 4 and as
                                                             Trustee of the Tara
                                                                Dolan 1989 Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                  166,540
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              3,544,063
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                             166,540
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         3,544,063

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,710,603

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.6%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 60,555,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                                 Kathleen M. Dolan,
                                                           individually and as a
                                                            Trustee of the Dolan
                                                          Descendants Trust, the
                                                      Dolan Grandchildren Trust,
                                                         the Dolan Spouse Trust,
                                                        the Dolan Progeny Trust,
                                                         the D.C. Kathleen Trust
                                                         and the CFD Trust No. 1

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                    6,381
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                             11,739,849
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                               6,381
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                        11,739,849

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,746,230

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                              Marianne Dolan Weber,
                                                           individually and as a
                                                            Trustee of the Dolan
                                                          Descendants Trust, the
                                                      Dolan Grandchildren Trust,
                                                         the Dolan Spouse Trust,
                                                        the Dolan Progeny Trust,
                                                         the D.C. Marianne Trust
                                                         and the CFD Trust No. 3

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                   11,933
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                             11,627,133
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                              11,933
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                        11,627,133

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,639,066

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,533,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                          Deborah A. Dolan-Sweeney,
                                                           individually and as a
                                                            Trustee of the Dolan
                                                          Descendants Trust, the
                                                      Dolan Grandchildren Trust,
                                                         the Dolan Spouse Trust,
                                                        the Dolan Progeny Trust,
                                                      the D.C. Deborah Trust and
                                                             the CFD Trust No. 2

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                    6,381
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                             11,825,303
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                               6,381
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                        11,825,303

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,831,684

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.0%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                            Lawrence J. Dolan, as a
                                                       Trustee of the Charles F.
                                                         Dolan 2001 Family Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                        0
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              4,549,196
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                                   0
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         4,549,196

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,549,196

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.0%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                               David M. Dolan, as a
                                                          Trustee of the Charles
                                                            F. Dolan 2001 Family
                                                                           Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                 00- See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                1,237,596
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              4,571,196
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                           1,237,596
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         4,571,196

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      5,808,792

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.6%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                        Paul J. Dolan, as a Trustee
                                                        of the Dolan Descendants
                                                                Trust, the Dolan
                                                        Grandchildren Trust, the
                                                         Dolan Spouse Trust, the
                                                        Dolan Progeny Trust, the
                                                        D.C. Kathleen Trust, the
                                                       D.C. James Trust, the CFD
                                                         Trust No. 1 and the CFD
                                                     Trust No. 6, and as Trustee
                                                            of the CFD Trust #10

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                  461,018
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                             15,460,212
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                             461,018
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                        15,460,212

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     15,921,230

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     6.7%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes the 48,303,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                             Matthew J. Dolan, as a
                                                             Trustee of the D.C.
                                                        Marianne Trust, the D.C.
                                                     Thomas Trust, the CFD Trust
                                                         No. 3 and the CFD Trust
                                                                           No. 5

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                      500
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              7,272,492
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                                 500
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         7,272,492

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      7,272,992

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     3.2%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 58,889,222 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.   NAME OF REPORTING PERSON                        Mary S. Dolan, as a Trustee
                                                      of the D.C. Deborah Trust,
                                                     the D.C. Patrick Trust, the
                                                     CFD Trust No. 2 and the CFD
                                                                     Trust No. 4

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  Not applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

 NUMBER OF       7.   SOLE VOTING POWER                                    2,000
  SHARES
BENEFICIALLY     8.   SHARED VOTING POWER                              7,241,924
 OWNED BY
   EACH          9.   SOLE DISPOSITIVE POWER                               2,000
 REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER                         7,241,924

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      7,243,924

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     3.2%

14.  TYPE OF REPORTING PERSON                                                 IN

*Excludes 56,940,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                         Amendment No. 8 to Schedule 13D

            This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), Helen A. Dolan, James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 (the "Reporting Persons"). The Reporting Persons report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Reporting Persons, Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2004, Amendment No. 6 filed on March 31, 2005 and Amendment No. 7 filed on April 26, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 8.

ITEM 2      IDENTITY AND BACKGROUND

            The disclosure in the eighth paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

            "Marianne Dolan Weber is a director of the Issuer, and is the Chair of the Dolan Family Foundation and the Dolan Children's Foundation. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, and Deborah A. Dolan-Sweeney. She is a co-trustee of each of the Family Trusts, the DC Marianne Trust and the CFD Trust No. 3."

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The disclosure in Item 3 is hereby amended and supplemented by adding the following after the eleventh paragraph thereof:

            "On May 12, 2005, James L. Dolan exercised options to purchase 273,882 shares of Class A Common Stock, having an aggregate exercise price of $4,457,574.46, through a broker-assisted cashless exercise.

            On May 13, 2005, James L. Dolan's spouse exercised options to purchase 8,874 shares of Class A Common Stock, having an aggregate exercise price of $112,326.10, through a broker-assisted cashless exercise."

            The disclosure in Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

            "It is anticipated that the funding for the Transactions (as defined and described in Item 4 below) will be approximately $6.8 billion (including refinancing the Issuer's existing credit facility). Merrill Lynch & Co., Banc of America Securities LLC and Bank of America, N.A. and certain affiliates have executed a commitment letter, dated June 19, 2005, to fully finance the Transactions through a combination of revolving credit facilities, term loans, high yield notes and/or an interim loan credit facility.

            This summary of the commitment letter does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 20, the complete text of which is hereby incorporated by reference."

ITEM 4      PURPOSE OF THE TRANSACTION

            The disclosure in Item 4 is hereby amended and supplemented by adding the following after the seventeenth paragraph thereof:

            "On June 19, 2005, Charles F. Dolan and James L. Dolan, on behalf of the Reporting Persons, submitted a proposal (the "Proposal Letter") to the Issuer's Board of Directors (the "Board") pursuant to which
            (1) Rainbow Media Holdings ("Rainbow"), a subsidiary of the Issuer that holds the Issuer's sports and programming assets and other assets listed on Annex A to the Proposal Letter, would be spun-off in a pro-rata distribution to the holders of the Issuer's common stock and (2) the public stockholders of the Issuer would receive $21.00 per share in cash in connection with a merger of an entity owned by the Reporting Persons with and into the Issuer. As a result of the transactions described in the Proposal Letter (the "Transactions"), the Reporting Persons would own 100% of the common equity of the Issuer. The Proposal Letter is conditioned upon the execution of mutually satisfactory definitive agreements. A copy of the Proposal Letter is attached as Exhibit 19 to this Schedule 13D and is incorporated by reference in its entirety.

            The Reporting Persons expect that the Board will form a special committee, wholly comprised of independent directors, to evaluate and negotiate the terms of the proposed transaction (the "Special Committee") and that the Special Committee will retain its own legal and financial advisors to assist in this process. The Reporting Persons do not intend to pursue the Transactions without the approval of the Special Committee.

            As indicated in the Proposal Letter, the Reporting Persons are interested only in pursuing the Transactions and do not intend to sell their common stock of the Issuer.

            If the Transactions are consummated, (i) the common stock of the Issuer would become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (ii) the Common Stock would be delisted from the New York Stock Exchange and (iii) the Reporting Persons would expect to amend and restate the certificate of incorporation and bylaws of the Issuer to make such changes they deem necessary or appropriate. The Issuer would apply to the New York Stock Exchange for listing of the shares of Rainbow.

            If the Transactions are consummated, we anticipate that Charles F. Dolan will continue in the position of Chairman of the Issuer, James
            L. Dolan would be the Chairman and Chief Executive Officer of Rainbow and a director of the Issuer, Thomas Rutledge would be the Chief Executive Officer of the Issuer, and Hank Ratner would be the Vice Chairman of Rainbow.

            On June 20, 2005 the Reporting Persons issued a related press release, which is attached hereto as Exhibit 21, announcing the delivery of the Proposal Letter to the Board and providing a brief discussion of the Transactions."

            The disclosure in Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

            "However, if the Transactions do not occur for any reason, the Group Members intend to review continuously the Issuer's business affairs, general industry and economic conditions and the capital needs of the Issuer. Based on such review, the Group Members may, from time to time, determine to increase their ownership of Class A Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D."

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in the first twelve paragraphs of Item 5 is hereby amended by and restated to read in its entirety as follows:

            "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 68,146,242 shares of Class A Common Stock as a result of their beneficial ownership of (i) 3,985,978 shares of Class A Common Stock (including 1,116,439 shares of restricted stock and options to purchase 260,852 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.8% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            Charles F. Dolan may be deemed to beneficially own an aggregate of 30,555,946 shares of Class A Common Stock, including (i) 1,452,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 346,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, 23,520,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Helen A. Dolan may be deemed to beneficially own an aggregate of 30,555,946 shares of Class A Common Stock, including (i) 1,452,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of

            Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. Helen
            A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 346,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, 23,520,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            James L. Dolan may be deemed to beneficially own an aggregate of 4,587,749 shares of Class A Common Stock, including (i) 697,875 shares of Class A Common Stock (including 690,494 shares of restricted stock) and (ii) 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 865,403 shares of Class A Common Stock (including 7,381 shares of Class A Common Stock owned of record personally, 675,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child, and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 14,512 shares of Class A Common Stock (including 14,512 shares of restricted stock) owned of record by his spouse, and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC James Trust and the CFD Trust No. 6. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, 14,512 shares of Class A Common Stock (including 14,512 shares of restricted stock) owned of record by his spouse and an aggregate of 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust, the DC James Trust and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,894,588 shares of Class A Common Stock, including (i) 96,993 shares of Class A Common Stock (including 87,422 shares of restricted stock), (ii) options to purchase 89,761 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 186,754 shares of Class A Common Stock (including 9,571 shares of Class A Common Stock, 87,422 shares of restricted stock and options to purchase 89,761 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, in each case owned of record personally), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Thomas Trust and the CFD Trust No. 5. He disclaims beneficial ownership of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the DC Thomas Trust and the CFD Trust No. 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,710,603 shares of Class A Common Stock, including (i) 45,783 shares of Class A Common Stock (including 28,334 shares of restricted stock), (ii) options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 166,540 shares of Class A Common Stock (including 17,449 shares of Class A Common Stock owned of record personally, 28,334 shares of restricted stock, options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Patrick Trust and the CFD Trust No. 4. He disclaims beneficial ownership of an aggregate of 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust, the DC Patrick Trust and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Kathleen M. Dolan may be deemed to beneficially own an aggregate of 11,746,230 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD Trust No. 1. She disclaims beneficial ownership of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD Trust No. 1 and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Marianne Dolan Weber may be deemed to beneficially own an aggregate of 11,639,066 shares of Class A Common Stock, including (i) 7,933 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 1,552 shares of restricted stock), (ii) options to purchase 4,000 shares of Class A Common

            Stock that are exercisable within 60 days of this report, and (ii) 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,933 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally 1,552 shares of restricted stock, and options to purchase 4,000 shares of Class A Common Stock that are exercisable within 60 days of this report), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Marianne Trust and the CFD Trust No. 3. She disclaims beneficial ownership of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, DC Marianne Trust and the CFD Trust No. 3, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 11,831,684 shares of Class A Common Stock, including
            (i) 68,208 shares of Class A Common Stock (including 58,637 shares of restricted stock), (ii) options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record by her spouse) and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2. She disclaims beneficial ownership of the 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Lawrence J. Dolan may be deemed to beneficially own an aggregate of 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. Lawrence J. Dolan holds no Issuer securities directly. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            David M. Dolan may be deemed to beneficially own an aggregate of 5,808,792 shares of Class A Common Stock, including (i) 1,259,596 shares of Class A Common Stock and (ii) 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,237,596 shares of Class A Common Stock, including 40,773 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,571,196 shares of Class A Common Stock, including 2,000 shares of Class A Common Stock owned jointly with his spouse, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, and 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. David M. Dolan disclaims beneficial ownership of the 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

            Paul J. Dolan may be deemed to beneficially own an aggregate of 15,921,230 shares of Class A Common Stock, including (i) 64,036 shares of Class A Common Stock, and (ii) 15,857,194 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,018 shares of Class A Common Stock, including 10,336 shares of Class A Common Stock held as custodian for minor children, 41,171 shares of Class A Common Stock owned of record by the CFD Trust #10, and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 12,529 shares of Class A Common Stock owned jointly with his spouse, and an aggregate of 15,447,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6. He disclaims beneficial ownership of the 10,336 shares of Class A Common Stock held as custodian for minor children, the 41,171 shares of Class A Common Stock and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and an aggregate of 15,447,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A."

            (c) Since the most recent Amendment to the Schedule 13D filed on April 26, 2005, the following transactions in the Issuers Securities have been effected by Group Members:

            "On May 10, 2005, the trustees of the 2001 Trust converted 16,853 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Lawrence J. Dolan and David M. Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees. Each of

            Lawrence J. Dolan and David M. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On or about May 12, 2005, the Dolan Family Foundation disposed of 26,097 shares of Class A Common Stock through multiple gifts to different recipients. Charles F. Dolan and Helen A. Dolan have shared voting and dispositive power over the shares held by the Dolan Family Foundation. Each of Charles F. Dolan and Helen A. Dolan disclaims beneficial ownership of the 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and this report shall not be deemed to be an admission that either of these persons is the owner of such securities.

            On May 12, 2005, Charles F. Dolan converted 698,811 shares of the Class B Common Stock into an equal number of shares of Class A Common Stock and disposed of 198,811 of such shares of Class A Common Stock through multiple gifts to different recipients.

            On May 12, 2005, Charles F. Dolan sold 500,000 shares of Class A Common Stock on the open market for a sale price of $26.67 per share.

            On May 12, 2005, James L. Dolan exercised options to purchase 273,882 shares of Class A Common Stock. The exercise price of 47,637 of these options was $6.8828; the exercise price of 142,911 of these options was $16.7798 per share and the exercise price of the remaining 83,334 options was $20.78 per share. On the same day, James L. Dolan sold the 273,882 shares acquired pursuant to the option exercise in a block sale for $26.16 per share.

            On May 13, 2005, James L. Dolan's spouse exercised options to purchase 8,874 shares of Class A Common Stock. The exercise price of 357 of these options was $3.07363, the exercise price of 2,380 of these options was $6.8828, the exercise price of 774 of these options was $18.5666, the exercise price of 4,763 of these options was $15.568 and the exercise price of the remaining 600 options was $10.5431. On the same day, James L. Dolan's spouse sold the 8,874 shares acquired upon the exercise of such options on the open market at the following sales prices: 3,800 shares at $25.85 per share and 5,074 shares for $25.86 per share. James L. Dolan may be deemed to have shared voting and dispositive power over the securities held by his spouse. He disclaims beneficial ownership of the securities owned of record by his spouse and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            On May 16, 2005, the trustees of the 2001 Trust sold a total of 28,000 shares of Class A Common Stock at the following sale prices:
            6,200 shares at $25.55 per share; 10,100 shares at $25.56 per share; 1,300 shares at $25.57 per share; 1,000 shares at $25.59 per share; 2,000 shares at $25.60 per share; 100 shares at $25.61 per share; 1,400 shares at $25.62 per share; 700 shares at $25.63 per share; 500 shares at $25.66 per share; 1,800 shares at $25.71 per share; 900 shares at $25.72 per share; 100 shares at $25.73 per share; 500 shares at $25.74 per share; 800 shares at $25.75 per share; and 600 shares at $25.79 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by each of the 2001 Trust for the benefit of Patrick F. Dolan and the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney. The sub-trust for the benefit of Patrick F. Dolan sold 18,200 shares and the sub-trust for the benefit of Deborah A. Dolan-Sweeney sold 9,800 shares. Lawrence
            J. Dolan and David M. Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees. Each of Lawrence J. Dolan and David M. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that either of these persons is the owner of such securities.

            On May 19, Marianne Dolan Weber received a compensatory grant from the Issuer of 1,552 restricted shares of Class A Common Stock and options to acquire 4,000 shares of Class A Common Stock.

            On May 25, 2005, Charles F. Dolan converted 500,000 shares of the Class B Common Stock into an equal number of shares of Class A Common Stock and sold such shares of Class A Common Stock on the open market for a sale price of $25.00 per share.

            On May 25, 2005, the trustees of the 2001 Trust sold a total of 126,000 shares of Class A Common Stock at the following sale prices:
            59,100 shares at $25.75 per share; 2,700 shares at $25.76 per share; 1,200 shares at $25.77 per share; 12,400 shares at $25.80 per share; 200 shares at $25.81 per share; 2,000 shares at $25.83 per share; 1,000 shares at $25.84 per share; 12,500 shares at $25.85 per share; 200 shares at $25.86 per share; 100 shares at $25.87 per share; 200 shares at $25.91 per share; 1,900 shares at $25.92 per share; 700 shares at $25.93 per share; 19,400 shares at $26.05 per share; 200 shares at $26.06 per share; 4,000 shares at $26.07 per share; 900 shares at $26.08 per share; 4,900 shares at $26.10 per share; and 2,400 shares at $26.11 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by each of the 2001 Trust for the benefit of Patrick F. Dolan and the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney. The sub-trust for the benefit of Patrick F. Dolan sold 25,460 shares and the sub-trust for the benefit of Deborah A. Dolan-Sweeney sold 100,540 shares. Lawrence J. Dolan and David M. Dolan have shared voting and dispositive power over the shares held in the 2001 Trust as co-trustees. Each of Lawrence J. Dolan and David M. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the owner of such securities."

ITEM 7 The disclosure in Item 7 is hereby amended by amending and restating Exhibit A to read in its entirety as Exhibit A attached hereto.

            The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

            Exhibit B.2: Joint Filing Agreement, dated as of June 20, 2005

            Exhibit 19: Proposal Letter from Charles F. Dolan and James L. Dolan, on behalf of the Reporting Persons, to the Issuer, dated June 19, 2005

            Exhibit 20: Commitment letter dated as of June 19, 2005 executed by Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Bank of America, N.A. and Banc of America Bridge LLC

            Exhibit 21: Press Release, dated June 20, 2005

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 20, 2005

                                       CHARLES F. DOLAN, individually and as
                                       Trustee of the Charles F. Dolan 2004
                                       Grantor Retained Annuity Trust

                                       By:       /s/ Charles F. Dolan
                                            ------------------------------------

                                       HELEN A. DOLAN

                                       By:        /s/ Helen A. Dolan
                                            ------------------------------------

                                       JAMES L. DOLAN, individually and as a
                                       Trustee of the D.C. James Trust, the CFD
                                       Trust No. 6, the Marissa Waller 1989
                                       Trust, the Charles Dolan 1989 Trust and
                                       the Ryan Dolan 1989 Trust

                                       By:        /s/ James L. Dolan
                                            ------------------------------------

                                       THOMAS C. DOLAN, individually and as a
                                       Trustee of the D.C. Thomas Trust and the CFD Trust No. 5

                                       By:        /s/ Thomas C. Dolan
                                            ------------------------------------

                                       PATRICK F. DOLAN, individually and as a
                                       Trustee of the D.C. Patrick Trust, the
                                       CFD Trust No. 4 and the Tara Dolan 1989
                                       Trust

                                       By:       /s/ Patrick F. Dolan
                                            ------------------------------------

                                       KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust and the CFD Trust No. 1

                                       By:       /s/ Kathleen M. Dolan
                                            ------------------------------------

                                       MARIANNE DOLAN WEBER, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Marianne Trust and the CFD Trust No. 3

                                       By:     /s/ Marianne Dolan Weber
                                            ------------------------------------

                                       DEBORAH A. DOLAN-SWEENEY, individually
                                       and as a Trustee for Dolan Descendants
                                       Trust, Dolan Progeny Trust, Dolan
                                       Grandchildren Trust, Dolan Spouse Trust, the D.C. Deborah Trust and the CFD Trust No. 2

                                       By:                 *
                                            ------------------------------------

                                       LAWRENCE J. DOLAN, as a Trustee of the
                                       Charles F. Dolan 2001 Family Trust

                                       By:                 *
                                            ------------------------------------

                                       DAVID M. DOLAN, as a Trustee of the
                                       Charles F. Dolan 2001 Family Trust

                                       By:                 *
                                            ------------------------------------

                                       PAUL J. DOLAN, as a Trustee for Dolan
                                       Descendants Trust, Dolan Progeny Trust,
                                       Dolan Grandchildren Trust, Dolan Spouse
                                       Trust, the D.C. Kathleen Trust, the D.C.
                                       James Trust, the CFD Trust No. 1 and the
                                       CFD Trust No. 6 and as Trustee of the CFD
                                       Trust #10

                                       By:                 *
                                            ------------------------------------

                                       MATTHEW J. DOLAN, as a Trustee of the
                                       D.C. Marianne Trust, the D.C. Thomas
                                       Trust, CFD Trust No. 3 and CFD Trust No.
                                       5

                                       By:                 *
                                            ------------------------------------

                                       MARY S. DOLAN, as a Trustee of the D.C.
                                       Deborah Trust, the D.C. Patrick Trust,
                                       the CFD Trust No. 2 and the CFD Trust No.
                                       4

                                       By:                 *
                                            ------------------------------------








* By:         /s/ Brian G. Sweeney
       ------------------------------------
       As Attorney-in-Fact